

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Pamela Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, IL 60601

      Re: OppFi Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           File No. 001-39550

Dear Pamela Johnson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Finance